Phormed Inc



ANNUAL REPORT

9735 Wilshire Blvd., Suite 216

Beverly Hills, CA 90212

0

www.phormed.com

This Annual Report is dated April 24, 2021.

BUSINESS

PhorMed, a biotech company, primary function is R&D in drug development and clinical research. It's focus is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma (HL) and Parkinson's disease (PD). The company's proprietary drug is a platform technology, a gene repair therapy and immunotherapy. It has been determined that our drug is active along specific cell lines, being able to target damaged or mutated cells due to cancer, viruses and a variety of other factors. Our studies include cancer cells, blood cells and due to its special ability to pass through the Blood Brain Barrier (BBB), neurological cells. Because of the drugs wide range of activity, the company has been able to build a broad platform off of a single molecule. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom. This is accomplished through proliferation, it's ability to repair the DNA of damaged or mutated cells; by immunotherapy, boosting the body's immune system through cytokine induction; and by stem cell signaling and proliferation, stimulating cell division once the cell is repaired and functioning properly. All of these mechanisms work in unison, allowing the body to repair itself and return to a healthy condition.

Previous Offerings

Between 2020 and 2019, we sold ____1,141,908_____ [shares of common stock] in exchange for $__1.00___ per share under Regulation Crowdfunding.

Type of security sold: Convertible Note
Final amount sold: $10,000.00
Use of proceeds: Start-up operation and marketing
Date: November 05, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 39,000,000
Use of proceeds: N/A
Date: May 15, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Operations can continue throughout clinical operations without being revenue generating. The company will raise the necessary funds so it becomes marketable to partners at which time the company will solicit development partnerships with major pharmaceutical and large biotech companies one quarter way through any phase II trial to sell licensing rights in exchange of operating dollars. We will need roughly $1.5 million for operation then an additional $2.5 million to push the clinical operations to the desired stage. Opertions will commence once the first $250,000 is raised by first operating with a skeleton staff, which is all that is needed the first 3 months for regulatory filings with the clincial site and FDA. With the first $1 million raised manufacturing of the study drug will be run and all filing activities will be conducted at the clincial site and within the first 6 months additional staff will be added. With the fist $4 million raised the company will be fully operational and will continue to raise funds with the goal of raising $11 million.

Foreseeable major expenses based on projections:

The major expenses for the company will consist of but not limited to drug manufacturing;

payroll; 3rd party labor including clincial research organization (CRO) services which assist in Clinical Site and FDA filing preperation; and clincial operations which includes patient treatment and data collection.

Future operational challenges:

The company expects additional approvals and further progress with the FDA; will continue to expand the patent portfolio; start treatment of new disease states with the expansion of the companies pipeline; and add clincial sites in and outside the United States.

Future challenges related to capital resources:

Low capital may slow patient enrollment or restrict expansion of additional clincial sites. The company may choose to focus its resources to only 1 or 2 indications to control is expenditures.

Future milestones and events:

With the first $4 miilion the company will generate efficacy milestones (positive results) which will greatly increase the company's value and will entice partnerships with non-dilutive development partners such as major pharmaceutical and large biotech companies who will offer large injections of development capital in exchange of licensing rights. This potential partnership will have no dilution to investors or existing shareholders.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $109,844.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Investor: Chiropractic Care Center
Amount Owed: $10,000.00
Interest Rate: 20.0%
Maturity Date: November 05, 2020
20% interest; 20% discount. Holder can convert into common shares at any time; and 1000 bonus shares were issued at signing

Creditor: Peter L. Karlan Antiques LLC
Amount Owed: $750.00
Interest Rate: 20.0%
Maturity Date: December 12, 2020
On December 13, 2019, the company entered a convertible note agreement with Peter L Karlan Antiques LLC in the amount of $750. The loan carries an interest rate of 20% and matures on December 12, 2020. The outstanding balance of the loan as of December 31, 2019 is $750.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ben Chang

Positions and offices currently held with the issuer:

Position: Interim CEO/CFO/Director
Dates of Service: May 15, 2019 - Present
Responsibilities: Manage day to day operations, all financial matters and patent portfolio, spearhead clinical operations and all human resources. Annual salary will be $275,000; 2,500,000 common shares

Other business experience in the past three years:

Employer: Hypgen
Dates of Service: July 08, 2017 - Dec 31, 2018
Responsibilities: Manage day to day operations, financial matters and patent portfolio, spearhead clinical operations and all human resources.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Prof. Richard L. Chang
Amount and nature of Beneficial ownership: 38,615,000
Percent of class: 78.12

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of ____100,000,000_____ shares of common stock, par value $_____1.00___ per share. As of December 31, 2020, _____49,000,000_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

Phormed Inc

By /s/ *Ben Chang*

    Name: <u>Ben Chang</u>

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

PHORMED, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
PhorMed, Inc
Beverly Hills, California

We have reviewed the accompanying financial statements of PhorMed, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 3, 2021
Los Angeles, California

PhorMed, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	109,844	$	350
Prepaids and other current assets		11,415		-
Total current assets		**121,259**		**350**
Property and equipment, net		2,196		-
Intangible assets, net		292,420		-
Total assets	$	**415,876**	$	**350**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	225,800	$	23,000
Note payable		12,900		11,083
Other current liabilities		100,000		-
Total current liabilities		**338,700**		**34,083**
Total liabilities		**338,700**		**34,083**
STOCKHOLDERS' EQUITY				
Common Stock		40,070		39,000
Subscription Receivable		(39,000)		(39,000)
Aditional Paid in Capital		804,937		-
Retained earnings/(Accumulated Deficit)		(728,831)		(33,734)
Total stockholders' equity		**77,176**		**(33,734)**
Total liabilities and stockholders' equity	$	**415,876**	$	**350**

See accompanying notes to financial statements.

PhorMed, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	609,878	30,761
Research and development	-	-
Sales and marketing	83,403	2,639
Total operating expenses	693,281	33,401
Operating income/(loss)	(693,281)	(33,401)
Interest expense	1,817	333
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(695,097)	(33,734)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (695,097)	$ (33,734)

See accompanying notes to financial statements.

PhorMed, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2020 and 2019

(in thousands, $US)	Common Stock		Subscription Receivable	Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2018	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common shares	39,000,000	39,000	(39,000)	-	-	-
Net income/(loss)	-	-	-	-	(33,734)	$ (33,734)
Balance—December 31, 2019	$ 39,000,000	$ 39,000	$ (39,000)	$ -	$ (33,734)	(33,734)
Issuance of common shares	1,069,890	1,070	-	804,937	-	806,007
Net income/(loss)	-	-	-	-	(695,097)	(695,097)
Balance—December 31, 2020	40,069,890	$ 40,070	$ (39,000)	$ 804,937	$ (728,831)	$ 77,176

See accompanying notes to financial statements.

PhorMed, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(695,097)	$	(33,734)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		439		-
Amortization of intangibles		28,513		-
Changes in operating assets and liabilities:				
Prepaids and other current assets		(11,415)		-
Accounts Payable		202,800		23,000
Accrued Interest		333		333
Other current liabilities		100,000		-
Net cash provided/(used) by operating activities		**(374,427)**		**(10,401)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(2,636)		-
Purchases of Intangibles		(320,934)		-
Net cash provided/(used) in investing activities		**(323,569)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Note payable		1,484		10,750
Issuance of common shares		806,007		-
Net cash provided/(used) by financing activities		**807,491**		**10,750**
Change in cash		109,495		349
Cash—beginning of year		350		-
Cash—end of year	$	**109,844**	$	**349**
Non Cash Investing and Financing Activities				
Subscription Receivable	$	1,070	$	39,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

PhorMed, Inc., was formed on May 15, 2019 in the state of Nebraska. The financial statements of PhorMed, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, CA.

PhorMed, a biotech company, primary function is R&D in drug development and clinical research. It is focus is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived

Income Taxes

PhorMed is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its medical products. The Company has not had any revenues for fiscal years 2020 and 2019.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $83,403 and $2,639, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

PhorMed, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 3, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

PhorMed, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses and Other Current Assets consist of:		
Prepaids	11,415	-
Total Prepaids Expenses and Other Current Assets	$ 11,415	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Other Current Liabilities consist of:		
Accrued Expenses	100,000	-
Total Other Current Liabilities	$ 100,000	$ -

4. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computer Equipment	2,636	-
Property and Equipment, at Cost	**2,636**	**-**
Accumulated depreciation	(439)	-
Property and Equipment, Net	$ 2,196	$ -

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $439 and $0 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2020, and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Patents	$ 33,675	$ -
Research & Development	287,259	-
Intangible assets	**320,934**	**-**
Accumulated amortization	(28,513)	-
Intangible assets, Net	$ 292,420	$ -

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $2,894 and $0 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization expense
2022	28,513
2023	28,513
2024	28,513
2025	28,513
Thereafter	178,366
Total	**$ 292,420**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares of common shares with the par value of $0.001. As of December 31, 2020, and December 31, 2019, 39,000,000 and 1,069,890 shares of common stocks have been issued and outstanding respectively.

7. DEBT

Promissory Notes & Loans

During 2019, the Company has entered into two promissory notes in the aggregate amount of $10,750. The details of the notes, the terms and outstanding balances are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Chiropractic Care Center	$ 10,000	20.00%	11/5/2019	11/5/2020	$ 333	$ 1,667	$ 12,000	$ -	$ 12,000	$ 333	$ 333	$ 11,083	$ -	$ 11,083
Peter Karlan Antiques	$ 750	20.00%	12/13/2019	12/12/2020	$ 150	$ 150	$ 900	$ -	$ 900					
									-					-
Total					$ 483	$ 1,817	$ 12,900	$ -	$ 12,900	$ 333	$ 333	$ 11,083	$ -	$ 11,083

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$	12,900
2022		-
2023		-
2024		
2025		
Thereafter		
Total	**$**	**12,900**

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		**2020**		**2019**
Net Operating Loss	$	(288,994)	$	(10,066)
Valuation Allowance		288,994		10,066
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		**2020**		**2019**
Net Operating Loss	$	(299,060)	$	(10,066)
Valuation Allowance		299,060		10,066
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $690,929, and the Company had state net operating loss ("NOL") carryforwards of approximately $690,929. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2020, the company entered a month-to-month rental contract with a certain landlord for shared workplace. As of December 31, 2020, and 2019, rent expenses were in the amount of $40,465 and $0 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 3, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $968,478, an operating cash flow loss of $643,247 and liquid assets in cash of $109,844, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Ben Chang, Principal Executive Officer of Phormed Inc, hereby certify that the financial statements of Phormed Inc included in this Report are true and complete in all material respects.

Ben Chang

Principal Executive Officer